恒生銀行
HANG SENG BANK

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03 NOV 12 AM 7:21

Our Ref: HOS CSE 030794
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
U S A

10 November 2003

03037318

SUPPL

Attention: Ms Janette M Aalbregtse

Dear Sirs

SECOND INTERIM DIVIDEND

Further to the Bank's announcement at its 2003 interim results announcement on 4 August 2003 to move towards quarterly dividends, I am pleased to advise that the Directors today declared a Second Interim Dividend for the year ending 31 December 2003.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

K W Ma
Assistant General Manager
and Company Secretary

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Encl

11/14

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

恒生銀行
HANG SENG BANK

Press Release

新聞稿

10 November 2003

HANG SENG ANNOUNCES SECOND INTERIM DIVIDEND FOR 2003

The Board of Directors of Hang Seng Bank today declared a second interim dividend of HK$1.00 per share in respect of the year ending 31 December 2003.

The second interim dividend will be payable on Monday, 5 January 2004, to shareholders on the Register of Shareholders as at Thursday, 18 December 2003.

The results for the year to 31 December 2003 will be announced on Monday, 1 March 2004. It is intended that any third interim dividend for 2003 that is announced on that date would be payable on Thursday, 25 March 2004 to shareholders on the Register on Wednesday, 17 March 2004.

The move towards quarterly dividends, starting in January 2004, was first announced at the Bank's 2003 interim results announcement on 4 August 2003.

The Register of Shareholders of the Bank will be closed on Thursday, 18 December 2003, during which no transfer of shares can be registered. To qualify for the second interim dividend for 2003, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:00 pm on Wednesday, 17 December 2003, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Media enquiries to Cecilia Ko on +852 2198 4227.

Notes to editors

Hang Seng Bank
Founded in 1933, Hang Seng Bank is a principal member of the HSBC Group and the second largest listed bank in Hong Kong in terms of market capitalisation. It operates 156 branches and automated banking centres in Hong Kong; and a network of five branches (in Shanghai, Guangzhou, Shenzhen, Fuzhou and Nanjing), a sub-branch (in Shanghai) and two representative offices (in Beijing and Xiamen) in mainland China. The Bank also has a representative office in Taipei. With consolidated assets of HK$482.3 billion at the end of June 2003, the Bank reported a profit attributable to shareholders of HK$5.02 billion for the first half of 2003, and HK$9.92 billion in 2002. For further information on Hang Seng, please visit the Bank's website at www.hangseng.com.

HSBC Holdings plc
With over 9,500 offices in 79 countries and territories, and assets of US$983 billion at 30 June 2003, the HSBC Group is one of the world's largest banking and financial services organisations.

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